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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Patricia C. Dunn, a member of HP's board of directors. This message is posted on HP's internal web site and HP's external web site, www.VotetheHPway.com.


                                PATRICIA C. DUNN

Dear HP colleagues:

As a member of HP's Board of Directors I feel compelled to address Walter Hewlett's latest missives on the merger with Compaq and the Board's process in evaluating it.

As an HP director it is my duty to protect the interests of shareowners. It's a responsibility that my fellow board members and I take very seriously. Moreover, as chief executive officer of Barclays Global Investors, it is my job to protect and grow more than $800 billion in individual and institutional financial assets -- which includes a significant position in HP stock. In both of these roles, I am keenly aware of and concerned about the quality and process of board governance and the responsibility that comes with making decisions that affect the business and financial future for a company and all of its stakeholders.

It's through this framework that I would like to convey my pride in the board's oversight of HP on behalf of shareowners, customers and employees. The level of discourse, constructive challenge and the fiduciary culture of the board are all, I believe, at the high level that each of our constituents deserves.

The HP Board has been highly focused over the last several years on identifying strategies to drive long-term growth and to renew HP's position at the forefront of the technology industry. The Board has supported a series of decisions over the last few years that have been important incremental drivers of renewal and growth, including the spin-off of Agilent, the sale of VeriFone and numerous fill-in acquisitions such as Bluestone, Dazel, Indigo, StorageApps and Trinagy. I believe we are fully familiar with the opportunities and ultimate limitations of organic strategies to drive shareholder value.

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At the same time that the Board and management have paid close attention to organic sources of renewal and growth, we have also maintained focus on the elements of culture, incentives and rewards that align employee interests with shareholders.

This board spent a great deal of time with management in review, discussion and debate about the proposal to merge with Compaq. There has not been an issue raised by investors, analysts, employees or market pundits that was not raised by the Board in its deliberations. Issue by issue we worked through the logic, opportunity for value creation, risks and execution -- the full set of pros and cons.

It is fair to say that the Board approached this merger with appropriate skepticism. After many hours in study and discussion, we individually and collectively became convinced that the merger is indeed the best path for shareholder value creation. That conviction is unaltered by subsequent events, which speaks to the thoroughness of the process that management led and in which the board fully participated.

I recognize that it's easy to lose sight of the facts in the intense back and forth between opposing sides on this merger. I regret that we are all being subjected to an unfortunate proxy contest. Despite the volley that inevitably occurs in situations like these, I want you to know that your board and management team considered this merger carefully and thoughtfully with each of our stakeholders in mind. We concluded that merging with Compaq represents a unique chance to lead, grow and create value, which is exactly what the employees, customers and shareowners of this company should demand from their Board and management team.

Very truly yours,

/s/ PATRICIA C. DUNN

Patricia C. Dunn

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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